Exhibit 1.3


                      AMERUS LIFE HOLDINGS ANNOUNCES
                           LISTING FOR WARRANTS


               Des Moines, January 15, 1998-AmerUs Life Holdings, Inc. (NASDAQ:AMRS) announced today that the outstanding warrants originally issued by AmVestors Financial Corporation and previously listed on NASDAQ as "AMVWW" are now listed on NASDAQ under the ticker "AMRSW".

               AmerUs assumed the outstanding warrants under the terms of its acquisition of AmVestors which closed on December 19, 1997. As a result of the merger of the two companies, AmVestors shareholders received .6724 shares of AmmerUs stock for each share of AmVestors stock. Applying the foregoing ratio, upon payment of the original exercise price of $16.42, one warrant will be exchanged for .6724 shares of AmerUs stock. The warrants must be exercised before April 3, 2002.

               The new CUSIP number for AMRSW is 030732119.

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